Exhibit 99.110

APHRIA SIGNS MOU TO SUPPLY MORE THAN 5,000 KG OF CANNABIS TO BRITISH COLUMBIA’S RETAIL CANNABIS MARKET

The Company’s comprehensive portfolio of adult-use brands and products will be sold online and at licensed retailers across the province

Leamington, Ontario — July 12, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has signed a Memorandum of Understanding (the “MOU”) with the British Columbia Liquor Distribution Branch (“BCLDB”) to provide a portfolio of high-quality, branded cannabis and cannabis derivative products for sale in BC’s adult-use market.

Under the terms of the MOU, Aphria will supply more than 5,000 kg of high-quality cannabis in the first year of the agreement, which will be made available for sale online and at licensed retailers across the province. Adult-use consumers will be able to choose from a wide-ranging selection of Ontario and BC dried flower, pre-rolls and cannabis oils from the Company’s portfolio of adult-use brands.

“We’re incredibly proud that the BCLDB has selected our fantastic range of products and brands to be sold at the province’s licensed retailers starting on October 17,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “Both long-time enthusiasts and newcomers to cannabis will find that our adult-use brands and products, which include locally-grown and celebrated BC-bud from Broken Coast Cannabis, have been thoughtfully developed to meet distinct consumer needs and interests. We are thrilled to provide adult-use consumers in B.C. the opportunity to discover our brands, and to help ensure that there is an adequate supply to meet the anticipated demand in the province.”

Aphria is continuing to demonstrate its readiness to provide both adequate supply and a deep selection of high-quality products across Canada starting in October. With previously announced supply agreements in Quebec, Manitoba, Alberta and New Brunswick and a cross-Canada partnership with Great North Distributors, the Company is well-prepared to meet the anticipated demand in the adult-use market. Aphria is also developing a range of innovative cannabis products that are expected to be made available in BC and elsewhere once authorized for sale under the Cannabis Act.

“Aphria has the infrastructure, know-how and capacity to deliver on our commitments to B.C. and across Canada once the opening bell rings,” said Vic Neufeld, Chief Executive Officer at Aphria. “Not only are we well-prepared, but also we are confident that our thoughtfully researched and developed portfolio of adult-use brands will resonate with consumers. Our company-wide focus on innovation, including our new Extraction Centre of Excellence, will also ensure that Aphria remains on the leading edge of tomorrow’s cannabis products that will revolutionize the way consumers integrate cannabis into their lives.”

We Have a Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications
andrew.swartz@aphria.com
416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations of shipments to Provincial Liquor Control Boards expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.